Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Sun Life Financial announces offering of Senior Unsecured Debentures

     TORONTO, June 25 /CNW/ - Sun Life Financial Inc. (TSX/NYSE:SLF) announced today that it intends to issue in Canada up to $300 million principal amount of Series D Senior Unsecured 5.70% Debentures due 2019. The offering is expected to close on June 30, 2009 and the proceeds will be used for general corporate purposes, including investments in subsidiaries.
     Details of the offering will be set out in a pricing supplement that the
Company will issue pursuant to its short form base shelf prospectus and its prospectus supplement dated April 1, 2009. The pricing supplement will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.
The Series D Debentures will be sold on a best efforts agency basis by a syndicate co-led by RBC Dominion Securities Inc. and Merrill Lynch Canada Inc.
     The Series D Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 21:51e 25-JUN-09